Exhibit 4(A).2

13 December 2012

Alison Mew

7 Tikalara Place

Templestowe Vic 3106

Dear Alison

Re: Promotion to CEO

Alison congratulations on your promotion to the role of CEO with GTG. We are excited that you have accepted this challenge and believe that you are the right person to ensure continued success and growth for GTG.

Commensurate with this new role and responsibilities we will increase your base salary to $260,000. We also adjust the Termination clause to reflect a five-month notice period consistent with your new level in the organisation. Other terms and conditions, as per your offer of employment dated the 5th of August 2009, remain unchanged. Your increased salary will take effect from 28 November 2012. The change will be processed in the pay period ending on 31st December.

Should you have any questions please do not hesitate to contact me.

Kind regards

/s/ Mal Brandon

Mal Brandon

Chairman of the Board

Cc	Danielle Savaglio — Global HR Director
Sue Quigley — Payroll Manager

Genetic Technologies Limited • Website: www.gtg.com.au • Email: info@gtg.com.au ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone 61 3 8412 7000 • Fax 61 3 8412 7040

Alison Mew

7 Tikalara Place
Templestowe

VIC 3106

5 August 2009

Dear Alison,

On behalf of Genetic Technologies Limited (“GTG”), I would like to confirm our offer of employment to you in the role of Chief Operating Officer commencing 31 August 2009.

Please find below the proposed terms and conditions of your employment:

Definitions

“GTG Group” means GTG, and its Related Bodies Corporate;

and

“Related Bodies Corporate” has the same meaning as under the Corporations Act 2001 (Cth).

Reporting Line

In this role, you will be reporting to directly to myself.

Location

You will be located in Melbourne.

Remuneration and Benefits

Base Salary

Your base salary will be $160,000.00 gross per annum, plus statutory superannuation, which is currently 9% of base salary (up to the statutory cap). You may make additional contributions to superannuation in the form of salary sacrifice if you wish (as agreed between you and GTG).

Your base salary is in excess of any entitlements that you may have under a statute, award or other industrial instrument (including but not limited to, allowances, penalties, overtime or loadings, including leave loadings) and any excess base salary may be used to offset any such entitlements.

You may package items out of your base salary. Any items will be packaged at no cost to GTG.

Genetic Technologies Limited • ABN 17 009 212 328 • 60-66 Hanover Street Fitzroy VIC 3065 Australlia • Postal Address P.O. Box 115 Fitzroy VIC 3065 Australia • www.gtg.com.au

☐	Corporate Office	Phone +61 3 8412 7000 • Fax +61 3 8412 7040
☐	DNA Testing Laboratory	Phone +61 3 8412 7000 • Fax +61 3 8412 7041

Remuneration of staff is reviewed annually, around July each year, together with a performance appraisal. Any increase in your remuneration is at the sole discretion of GTG. Your performance will initially be appraised after six months of employment.

Short Term Incentive

You will be eligible to receive an annual bonus of between 0% - 20% - 30% of your base salary based on achievement of Key Performance Indicators (KPIs) to be agreed with myself. Achievement of all KPIs at target level will result in a bonus payment of around 20%.

Other

Your continued employment will be subject to satisfactory completion of a probationary period of three months.

Leave

You will receive 20 working days of annual leave, statutory public holidays, statutory long service leave and 10 days personal leave a year in accordance with applicable legislation as amended from time to time. Personal leave not used will be accrued but not paid out. Annual leave should not accrue in excess of 40 days. Leave must be approved and taken at a time mutually agreed between you and your manager.

Performance

1.              You will exercise the duties, powers, discretions, responsibilities and tasks conferred on or delegated to you in a careful, skilful, diligent and efficient manner.

2.              Your ordinary hours of work will be 37.5 hours a week averaged over a 12 month period. However, GTG may require you to work reasonable additional hours to perform your duties in a satisfactory manner. Your remuneration includes compensation for work outside normal hours and you will not be entitled to any additional remuneration or other benefit for work outside these hours.

3.              You agree to devote all of your time, attention, and skill during business hours of GTG and at other times as may be reasonably necessary for fulfilment of your duties.

4.              You must not undertake any activity (including paid or unpaid work) which may either compromise or give rise to a conflict with either your duties and responsibilities, the business interests of the GTG Group, without the prior consent of GTG in writing.

5.              You must:

(a)         use your best endeavours to promote, protect and enhance the interests, welfare, business profitability, growth and reputation of the GTG Group; and

(b)         not intentionally do anything which is or may be harmful to the GTG Group.

Termination

Either party may terminate this agreement by providing three month’s written notice.

GTG at its sole discretion may elect to make a payment in lieu of all or part of any such notice period or require you to not attend the office and or perform any duties during all or part of the notice period.

Notwithstanding the above, GTG reserves the right to dismiss you summarily at any time in the event of serious misconduct or for any other reason that enables summary dismissal at law.

If your employment is terminated as a result of redundancy, you will be entitled to a severance payment in line with the following table:

	Employee’s period of continuous service with the employer on termination	Redundancy pay period
1	At least 1 year but less than 2 years	4 weeks
2	At least 2 years but less than 3 years	6 weeks
3	At least 3 years but less than 4 years	7 weeks
4	At least 4 years but less than 5 years	8 weeks
5	At least 5 years but less than 6 years	10 weeks
6	At least 6 years but less than 7 years	11 weeks
7	At least 7 years but less than 8 years	13 weeks
8	At least 8 years but less than 9 years	14 weeks
9	At least 9 years but less than 10 years	16 weeks
10	At least 10 years	12 weeks

Upon termination of your employment, for any reason, you must return all property of the GTG Group (including but not limited to documents, computer files, work diaries and client address lists) and must maintain the confidentiality of any information belonging to the GTG Group.

On termination of your employment with GTG, regardless of the circumstances, you will thereupon be deemed to have resigned from any office held in the GTG Group including as director without having any claim for compensation and you must do all acts necessary to resign such offices.

You may not retain any copies of the GTG Group’s documents after termination of your employment, without the prior written permission of GTG.

Post-employment Restraint of Trade

Non-Competition Period means:

a)      12 months;

b)      6 months;

c)      3 months.

Non-Competition Area means:

a)      any geographical area where the GTG Group conducts business at the time of termination;

b)      Australia;

c)      Victoria, New South Wales, Queensland and Tasmania;

d)      Victoria.

You must not (whether directly or indirectly as a principal, agent, partner, employee, shareholder, unit holder, director, trustee, beneficiary, manager, contractor, adviser or financier) for the Non-Competition Period following termination of your employment in the Non-Competition Area:

•                       be engaged in any activity or business which is in competition to that of any Relevant GTG Entities; or

•                       solicit the custom or services of any person, firm, company or organisation which during the 12 month period prior to termination of the employment was a customer, client, supplier, agent, distributor, officer or employee of any Relevant GTG Entities.

For the purposes of the above, Relevant GTG Entities means those entities within the GTG Group:

a)             that you have had material contact or dealings with during the course of your employment; or

b)             where you have had access to confidential information concerning that entity during the course of your employment.

Each of the restraints set out in this contract which result from the various combinations of the Non-Competition Periods and Non-Competition Areas are separate, severable and independent restraints and are to be enforced accordingly.

You acknowledge that:

1.                   these restraints are material to GTG’s decision to employ you; and

2.                   the restraints contained are:

a)             fair and reasonable having regard to their subject matter, area and duration; and

b)             reasonably required by GTG to protect the legitimate business, financial and proprietary interests of the GTG Group.

Confidentiality

Your acceptance of these terms and conditions of employment includes your agreement that you will not, either during the period of employment or at any time thereafter, except as authorised by GTG or as required by law or in the course of your employment with GTG, make any Confidential Information known directly or indirectly to any person, firm, company, trust or other body, and shall not use or attempt to use any Confidential Information (as defined below) in any manner which may injure or cause loss directly or indirectly to the GTG Group.

Confidential Information includes, without limitation, any information in relation to the GTG Group, its products or its related companies in written, documentary, computerised or other recorded or tangible form which relates to such things as clients, trade secrets, confidential and technical information, trading sales and marketing information practices and arrangements, contract methods, research data, technical and market analyses, product specifications, interests in any activities carried on by the GTG Group. Specifically this includes the GTG Group’s proprietary information or any information with regards to its subsidiaries, their clients or business.

The term Confidential Information does not include any information that is publicly known, without breach of this contract, or which was known by you prior to you being employed by GTG (except to the extent that you gained the Confidential Information during a previous engagement with the GTG Group) or which is acquired by you through independent means without any obligation of confidentiality being attached to the relevant information.

Intellectual Property Rights

For the purposes of the contract, Intellectual Property Rights means all intellectual property rights, whether tangible or intangible, whether registrable or non-registrable including but not limited to documents, patents, designs, trade marks, information, ideas, know-how, inventions, processes, methods, product formulations, copyright and any other rights of a proprietary nature in or as a result of intellectual activity.

GTG will own all property rights, including Intellectual Property Rights, in anything that is the product or other result of any work or other activity carried out or contributed to by you, and that arises directly or indirectly out of:

a)    your employment with GTG;

b)    your engagement with any member of the GTG Group;

including without limitation any product or result made or conceived by use of the resources or facilities of the GTG Group or any Confidential Information belonging to any member of the GTG Group (“Work Product”).

You consent to any act or omission that would otherwise constitute an infringement of any of your moral rights, including the GTG Group’s use of Work Product without attribution of authorship.

You must sign all documents and do anything else which GTG requires to secure GTG’s ownership of all rights in Work Product. This must be done promptly and without additional payment to you.

GTG policies

GTG may have various rules, regulations, policies, practices and procedures in place from time to time. These rules, regulations, policies, practices and procedures constitute directions of GTG and you are required to comply with them.

GTG’s rules, regulations, policies, practices and procedures do not bind GTG in contract unless they expressly state otherwise. The rules, regulations, policies, practices and procedures operate at the sole and absolute discretion of GTG and no express or implied term operates to fetter that discretion.

GTG may vary, cancel or replace any rules, regulations, policies, practices and procedures at any time without prior notice to you.

Entire agreement

This contract constitutes the entire agreement between you and GTG and supercedes all previous representations, commitments and communications either written or verbal.

To accept the offer please sign and date one copy of this letter and send to Catherine Barclay. In the interim, if you have any questions, please contact Catherine Barclay on (03) 84127019.

Yours faithfully,

/s/ Paul MacLeman
Paul MacLeman
Chief Executive Officer

I have read the offer of employment dated 5 August 2009 and the terms and conditions of employment. I accept the offer as presented.

Signed	Date	8/08/09